

INTELLIGENT CROSS

INTELLIGENT CROSS, LLC

STAMFORD, CONNECTICUT

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69970

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/2022__ AND ENDING __03/31/2023__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Intelligent Cross, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__Soundview Plaza 1266 E Main St., Suite 700R__
(No. and Street)

__Stamford__	__CT__	__06905__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Anna Cross__	__615-448-7851__	__anya.cross@intelligentcross.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Armanino LLP__
(Name – if individual, state last, first, and middle name)

__12657 Alcosta Blvd # 500__	__San Ramon__	__CA__	__94583__
(Address)	(City)	(State)	(Zip Code)

32

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John Palazzo_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Intelligent Cross, LLC_____, as of __3/31_____, 2 023____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

 

5-1-2023

GINA VOLPACCHIO
Notary Public
Connecticut
My Commission Expires Feb 28, 2026

Notary Public

Signature:

Title:
CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

INTELLIGENT CROSS LLC

STAMFORD, CONNECTICUT

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2023

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Intelligent Cross LLC
Stamford, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intelligent Cross LLC (the "Company") as of March 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Intelligent Cross LLC as of March 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained on page 14 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Armanino LLP

Armanino^{LLP}
San Jose, California

We have served as the Company's auditor since 2023.

May 31, 2023

INTELLIGENT CROSS, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2023

<u>ASSETS</u>

Cash	$ 5,614,676
Accounts receivable	5,335,471
Prepaid expenses and other assets	96,608
Deposits with clearing brokers	250,000
Alternative Display Facility escrow deposit	250,000
TOTAL ASSETS	$ 11,546,755

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES

Accounts payable	$ 706,154
Accrued expenses	50,434
Accrued payroll taxes	645,328
Due to member	2,657,838
Unearned Revenue	34,868
TOTAL LIABILITIES	4,094,622

MEMBER'S EQUITY

Retained earnings	7,452,133
TOTAL MEMBER'S EQUITY	7,452,133
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 11,546,755

See accompanying notes to the financial statements.

INTELLIGENT CROSS LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2023

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Intelligent Cross LLC (the "Company") is organized in the state of Delaware and is a non-introducing broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company operates an alternative trading system platform ("ATS") for trading in National Market System ("NMS"). They will provide access to the ATS only to other Broker Dealers who subscribe to the platform. Subscribing Broker Dealers will be able to trade on the platform and provide sponsored access to their respective buy-side clients.

The Company is a single member limited liability company and is a wholly owned subsidiary of Imperative Execution, Inc. (the "Member"/"Parent"). The Company commenced operations on January 17, 2018.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash in a commercial checking account in a high credit quality financial institution. Balances have exceeded federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. As of March 31, 2023, the Company has $ 5,364,676 in excess of federally insured limits.

Accounts Receivable

Receivables arise when the Company has an unconditional right to receive payment under a contract with a subscribing Broker Dealer and are reversed when the cash is received. The receivable balances as of March 31, 2023 were $5,335,471. The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. There was no allowance for doubtful accounts as of March 31, 2023.

Deposits with Clearing Broker

On September 4, 2020, the Company executed a clearing agreement with Instinet, LLC ("Instinet"). The Company has agreed to maintain a deposit account with Instinet in the amount of $250,000 in accordance with the clearing agreement.

ADF Escrow Deposits with FINRA

On June 27, 2022, the Company executed an ADF deposit agreement with Financial Industry Regulatory Authority, Inc. ("FINRA") and The Bank of New York Mellon, as escrow agent. The Company has agreed to maintain an escrow deposit with an escrow agent in the amount of $250,000 in accordance with the ADF deposit agreement.

Revenue Recognition

The Company recognizes revenue in accordance with "ASC-606", Revenue from Contracts with Customers.

The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance obligation. In relation to financial broker dealers, trading commission revenue is deemed to be recognized as an ongoing obligation as of the trade date, which is the single performance obligation for both, trade execution and clearing services.

The guidance requires an entity to follow a five step, model to (a) identify the contract(s) with a customer, (b) identify the performance obligation in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company is a non-carrying broker dealer that receives commission income generated from Subscribing Broker Dealers trading using a platform supplied by the Parent. The Company works with the subscribing Broker Dealers to establish the commission rate and ultimately sets the price and is principal in the scope of ASU 2016-08 and records commissions on a gross basis. Fees are transaction based and are recognized at the point in time that the transaction is executed by the Company. Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The trade date is the date the trade transaction is executed and processed by the Company. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or investor is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company also receives rebate revenue from exchanges. These are estimated and accrued for on monthly basis based on the trading volume in any particular month. They are received two month after the close of the previous quarter.

The Company's revenues are disaggregated as reported in the Statement of Operations.

Operating Expenses

Operating expenses such as professional services fees, regulatory fees and broker-dealer fidelity bond insurance premiums are related to operating activities of the Company. These are expensed in the period to which they relate.

Taxes

The Company is a single member limited liability company that is deemed to be a disregarded entity for federal income tax purposes. The taxable income or loss of the Company is allocated and taxed to its member.

The Company accounts for uncertainties in income taxes under the provisions of Financial Accounting Standards Board "FASB" ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." In accordance with the rule, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. At March 31, 2023, management has determined that the Company had no material unrecognized tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's 2021 through 2022 tax years are open for examination by the federal and state taxing authorities at the consolidated level. As of March 31, 2023, there were no examinations in process.

Relevant Accounting Pronouncements

The FASB has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For the year ending March 31, 2023, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Subsequent Events

The Company has evaluated events and transactions that occurred between March 31, 2023 and May 31, 2023, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no subsequent events that occurred during the period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2023.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement ("ESA") in place with its Parent. Under the terms of the ESA, the Parent provides the Company with human capital, technology, occupancy, communication and data product services, and general operational and infrastructure costs. Costs that are included are allocated to the broker dealer in a fair and reasonable manner. All these expenses are allocated to the Company monthly based on agreed upon percentages, and the Company's total reimbursements amounted to $6,158,110 for the year ended March 31, 2023. As of March 31, 2023, $2,657,838 is included in Due to Member as reflected on the Statement of Financial Condition.

Moreover, the Company has made $10,506,424 in member distributions for the year ended March 31, 2023.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

During the year ended March 31, 2023, approximately 26% of the Company's commissions revenue were from three customers. Moreover, the accounts receivable balance was comprised of approximately 28% from one customer as reported on the Statement of Financial Condition as of March 31, 2023.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At March 31, 2023, the Company had regulatory net capital of $1,770,054 which was $1,497,079 in excess of its required minimum of $272,975. The Company's ratio of aggregate indebtedness to net capital ratio was approximately 2.31 to 1.

NOTE 7 – PRIOR PERIOD ENTRY

The Company has recorded a prior period adjusting entry to the opening balance of members equity in the amount of $1,615,847. This entry was in relation to a compensation adjustment and a potential payroll tax liability at the Parent level, which relates to a tender offer, that was made to employees in excess of fair market value in the calendar year of 2021. The Company has recorded $645,328 accrual under ASC 450 for a potential payroll tax liability that might be incurred in the fiscal year ending March 31, 2024. The timing and outcome of the accrued liability balance is currently uncertain. It is reflected under the Accrued payroll taxes section on the Statement of Financial Condition. The remaining balance of $970,519 relates to the additional compensation that was already incurred at the Parent level and is also reflected on due to member section of the Statement of Financial Condition.